

April 25, 2019

Gary Shedlin
Senior Managing Director & Chief Financial Officer
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055

>   **Re: BlackRock, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2018**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2018**
>   **Response dated December 28, 2018**
>   **File No. 001-33099**

Dear Mr. Shedlin:

We have reviewed your December 28, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 36

1.   We have reviewed your response to our comment letter and noted that you continue to disclose a non-GAAP adjustment to deduct distribution and servicing costs to arrive at an adjusted measure of revenue used for operating margin measurement. Based on the information provided, we believe your adjustment for distribution and servicing costs in the computation of "revenue used for operating margin measurement" substitutes an individually tailored recognition and measurement method for those of GAAP, which could violate Rule 100(b) of Regulation G. Accordingly, please do not disclose this adjustment in future filings. Refer to Question 100.04 of the Compliance and Disclosure

Interpretations on Non-GAAP Financial Measures for guidance.

You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Hugh West, Accounting Branch Chief, at (202) 551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services